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                                                                 EXHIBIT (a)(12)


                 HALLWOOD REALTY PARTNERS, L.P. ISSUES STATEMENT


DALLAS, August 29, 2003 - Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") today issued the following statement:

"With regard to the announcement by High River Limited Partnership ("High River") on August 19, 2003, that it had increased to $120 per unit the purchase price in its tender offer (the "Offer") to acquire the Partnership, the Board of Directors (the "Board") of Hallwood Realty, LLC, the general partner of the Partnership, has carefully considered the revised tender offer for any and all of the outstanding units of the Partnership at the revised purchase price of $120 per unit in cash.

"The Board noted that at its direction, its financial adviser, Morgan Stanley & Co. Incorporated, is actively engaged in a process of identifying alternatives that may be in the best interests of the unitholders, including initiating discussions with prospective parties interested in participating in a transaction with Hallwood at prices and on terms which the Board believes would be in the best interest of all partners of Hallwood, including, without limitation, a merger, reorganization or liquidation involving Hallwood or any of its subsidiaries or a purchase, sale or transfer of a material amount of assets by Hallwood or any of its subsidiaries. The Board believes that Morgan Stanley should have the opportunity to complete this process in an appropriate manner and that it is premature for holders to tender units pursuant to the amended offer.

"The Board also noted that High River's original offer provided for consideration of $100 per unit and that as a result, in part, of the Board's prior recommendation that unitholders not tender their units at that price, and the Board's authorization of Morgan Stanley to conduct its marketing process, the Offer has been substantially increased. Having completed its review of the revised offer, in consultation with its outside counsel and its financial advisor, Morgan Stanley, the Board has concluded that the revised offer is also inadequate and not in the best interests of the unitholders and unanimously recommends that unitholders of the Partnership not tender their units in the offer."

The Partnership has today filed with the Securities and Exchange Commission an amendment to its Schedule 14D-9, which sets forth the factors that the Board considered in reaching its conclusion with regard to the revised offer. Unitholders may obtain copies of the amended Schedule 14D-9 by contacting MacKenzie Partners, Inc. at 1-800-322-2885 toll-free or by email at proxy@mackenziepartners.com or on the Securities and Exchange Commission's website at http://www.sec.gov.

The Partnership, a publicly traded Delaware limited partnership, is engaged in the acquisition, ownership and operation of commercial real estate assets.

Certain statements in this news release may constitute "forward-looking statements" which are subject to known and unknown risks and uncertainties including, among other things, certain economic conditions, competition, development factors and operating costs that may cause the actual results to differ materially from results implied by such forward-looking statements. These risks and uncertainties are described in greater detail in the Partnership's periodic filings with the SEC.

Investor contact:          Bob Marese
                           MacKenzie Partners, Inc.
                           212-929-5405

Media contact:             Roy Winnick
                           Kekst and Company
                           212-521-4842